SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

YUM CHINA HOLDINGS, INC.
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)

98850P109
(CUSIP Number)

Ena Leung 28 Hennessy Road, 28th Floor Hong Kong +852 3767 5126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Primavera Capital Management Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,982,892(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,982,892(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,982,892(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON
IA

(1)     This amount reflects 16,364,778 shares of common stock currently held and 7,309,057 shares of common stock issuable under each of Warrant 1 and Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc., Yum China Holdings, Inc. (the "Company") and Pollos Investment L.P., filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016).

1	NAME OF REPORTING PERSON

Pollos Investment GP Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,364,778

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,364,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,364,778

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAME OF REPORTING PERSON

Pollos L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,618,114(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,618,114(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,618,114(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)     This amount reflects 7,309,057 shares of common stock issuable under each of Warrant 1 and Warrant 2.

Item 2.     Identity and Background.
Item 2 of the Schedule 13D filed by Primavera Capital Management Ltd, a Cayman Islands exempted company with limited liability ("Primavera Management"), and Pollos Investment GP Ltd, a Cayman Islands exempted company with limited liability ("Pollos GP"), with the Securities and Exchange Commission on November 15, 2016 (the "Prior Schedule 13D"), is hereby amended and restated in its entirety as follows:
This statement is being filed by (i) Primavera Management, a Cayman Islands exempted company with limited liability, which is the investment manager of Primavera Capital Fund II L.P., a Cayman Islands exempted limited partnership ("Primavera Fund"), which is a private investment fund that has acquired beneficial ownership of shares of common stock ("Shares") of Yum China Holdings, Inc. (the "Company") through the acquisition of the Shares by its investment subsidiaries Pollos Investment L.P., a Cayman Islands exempted limited partnership ("Pollos Investment") and Pollos Upside L.P., a Delaware limited partnership ("Pollos Upside"); (ii) Pollos GP, a Cayman Islands exempted company with limited liability, which is the general partner of Pollos Investment; and (iii) Pollos L.L.C., a Delaware limited liability company ("Pollos Upside GP" and, together with Primavera Management and Pollos GP, the "Reporting Persons"), which is the general partner of Pollos Upside.
Each of Primavera Holdings Limited, a Cayman Islands exempted company with limited liability which is the parent company of Primavera Management, Pollos GP and Pollos Upside GP ("Primavera Holdings"), and Fred Zuliu Hu, a citizen of Hong Kong, who is a director, and the principal shareholder and control person of Primavera Holdings (together, the "Additional Disclosed Persons") could be deemed to control the Reporting Persons and information regarding such Additional Disclosed Persons is accordingly furnished in Items 2-6 herein.  Further information regarding the identities and background of the Reporting Persons and the Additional Disclosed Persons (together, the "Disclosed Parties") is set forth in Appendix 1 hereto.
During the last five years, none of the Disclosed Parties, nor, to the best knowledge of the Disclosed Parties, any of their respective executive officers, their respective directors, or any other persons controlling them has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 5.     Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D, is hereby amended and restated in its entirety as follows:
Based on the most recent information available to the Reporting Persons, Yum China Holdings, Inc. (the "Company") has 398,952,955 Shares outstanding (including the Shares issuable under Warrant 1 and Warrant 2 (as such terms are defined in the Investment Agreement dated September 1, 2016 among YUM! Brands, Inc. (the "Parent Company"), the Company and Pollos Investment, filed as Exhibit 10.11 to the Company's Amended Form 10 filed on September 16, 2016 (the "Investment Agreement")).  As of June 30, 2017, the Reporting Persons may be deemed to beneficially own 30,982,892 Shares, which represents approximately 7.8% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:
Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Primavera Management:
30,982,892	Sole Voting and Sole Dispositive Power (1)	7.8%
(B) Pollos GP:
16,364,778	Shared Voting and Shared Dispositive Power (2)	4.3%
(C) Pollos Upside GP: 14,618,114	Shared Voting and Shared Dispositive Power (3)	3.7%
(D) Primavera Holdings:
0	None	0%

(E) Fred Zuliu Hu:
8,710	Sole Voting and Sole Dispositive Power (4)	0%
____________________
(1)
Because Primavera Management is the investment manager of Primavera Fund and, as such, holds discretionary investment authority and voting power with respect to shares of its portfolio companies, including the Shares of the Company held through its investment subsidiaries Pollos Investment and Pollos Upside, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Shares.

(2)
Because Pollos GP is the general partner of Pollos Investment and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares of the Company, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Pollos Upside GP is the general partner of Pollos Upside and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares of the Company, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)	Fred Zuliu Hu directly holds these Shares and thus may be deemed to have the sole power to vote and dispose of such Shares.

TRANSACTIONS
All of the Shares reported herein were acquired in a private placement transaction (the "Transaction") pursuant to the Investment Agreement which closed contemporaneous with the spinoff of the Company from the Parent Company on November 1, 2016.  Pursuant to the Investment Agreement, $410,000,000 in cash was paid in consideration for the Shares reported herein. 17,064,172.74 Shares were initially issued directly to Pollos Investment and made subject to a post-closing adjustment on January 9, 2017 whereby 699,394.74 Shares were returned to the Company for par value in accordance with the terms of Sections 2.4(a) and (b) of the Investment Agreement based on the Adjusted VWAP Price Per Share (as such term is defined in the Investment Agreement) of $27.23 at the close of the Measurement Period (as such term is defined in the Investment Agreement).
Pollos Investment acquired the right to receive the Warrants, the forms of which are filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017, as part of the Transaction.  The Warrants were issued to Pollos Investment by the Company on January 9, 2017 and may be exercised at any time or from time to time through October 31, 2021.  The exercise price of Warrant 1 is $31.40 per Share and the exercise price of Warrant 2 is $39.25 per Share.
On November 11, 2016, Fred Zuliu Hu received a total of 8,710 Shares as his annual retainer for his service on the Company's board of directors.
On June 30, 2017, the Warrants were transferred from Pollos Investment to Pollos Upside.
Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The following is hereby added as the third paragraph of Item 6:
On June 30, 2017, Pollos Investment entered into a Permitted Loan (in accordance with, and as such term is defined in, the Shareholders Agreement, dated as of November 1, 2016, by and among the Company, Pollos Investment and API (Hong Kong) Investment Limited, filed as Exhibit 10.7 to the Company's Form 8-K on November 1, 2016) pursuant to a revolving loan agreement and related security documents with Citibank, N.A. (collectively, the "Loan Documents") with a duration of three years and a maximum borrowing amount of $150 million that is secured by the pledge of 16,364,778 Shares.

Item 7.     Materials Filed as Exhibits.
The following exhibit has been previously filed as set forth below and is incorporated by reference herein:
Exhibit A – Forms of Warrants – previously filed as Exhibits 10.3 and 10.4 to the Company's Form 8-K filed on January 9, 2017.
The following exhibit is attached hereto:
Exhibit B – Joint Filing Agreement
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

[Signature page follows]

SIGNATURE

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this Amendment No. 2 to the Statement on Schedaule 13D.

PRIMAVERA CAPITAL MANAGEMENT LTD

Date: July 5, 2017	By:	/s/ Fred Zuliu Hu
	Name:	Fred Zuliu Hu
	Title	Authorized Signatory

POLLOS INVESTMENT GP LTD

Date: July 5, 2017	By:	/s/ Ena Leung
	Name:	Ena Leung
	Title	Authorized Signatory

POLLOS L.L.C.

Date: July 5, 2017	By:	/s/ Ena Leung
	Name:	Ena Leung
	Title	Authorized Signatory

APPENDIX 1

OFFICERS AND CONTROL PERSONS OF AND CERTAIN ADDITIONAL INFORMATION REGARDING THE DISCLOSED PARTIES

A.  Primavera Capital Management Ltd

Primavera Capital Management Ltd is organized as a Cayman Islands exempted company with limited liability.  Its address is:

c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

Primavera Capital Management Ltd is owned and controlled by Primavera Holdings Limited.  The directors of Primavera Capital Management Ltd and the present principal occupation of each such director, are as follows:

Mr. Fred Zuliu Hu is a director of Primavera Capital Management Ltd.  Mr. Hu is a citizen of Hong Kong. Mr. Hu's principal occupation is as a partner of Primavera Capital Group fund entities. Mr. Hu's business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Mr. Jon Herrick is a director of Primavera Capital Management Ltd.  Mr. Herrick's principal occupation is as the head of Capital Markets Americas of the Intertrust group of companies, based in New York.  Mr. Herrick's business address is 275 Madison Avenue, Suite 1614, New York, NY 10016.

B.  Pollos Investment GP Ltd

Pollos Investment GP Ltd is organized as a Cayman Islands exempted company with limited liability.  Its address is:

c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

Pollos Investment GP Ltd is owned and controlled by Primavera Holdings Limited.  The directors of Pollos Investment GP Ltd and the present principal occupation of each such director, are as follows:

Mr. Michael Collins is a director of Pollos Investment GP Ltd. Mr. Collins is a citizen of the United States. Mr. Collins' principal occupation is as an investment professional of Primavera Capital Group fund entities. Mr. Collins' business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

Ms. Ena Leung is a director of Pollos Investment GP Ltd. Ms. Leung is a citizen of Hong Kong.  Ms. Leung's principal occupation is as a finance professional of Primavera Capital Group fund entities. Ms. Leung's business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

C. Pollos L.L.C.

Pollos L.L.C. is organized as a Delaware limited liability company.  Its address is:

c/o Intertrust Corporate Services Delaware Ltd, 200 Bellevue Parkway,  Suite 210,  Wilmington DE 19809, USA.

Pollos L.L.C. is owned and controlled by Primavera Holdings Limited.  The authorized person of Pollos L.L.C. and the present principal occupation of such authorized person, is as follows:

Ms. Ena Leung is an authorized person of Pollos L.L.C. Ms. Leung is a citizen of Hong Kong.  Ms. Leung's principal occupation is as a finance professional of Primavera Capital Group fund entities. Ms. Leung's business address is 28th Floor, 28 Hennessy Road, Wanchai, Hong Kong.

D.  Primavera Holdings Limited

Primavera Holdings Limited is organized as a Cayman Islands exempted company with limited liability.  Its address is:

c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

Primavera Holdings Limited is controlled by its principal shareholder Fred Zuliu Hu.

E.  Fred Zuliu Hu

Fred Zuliu Hu is the principal shareholder and a director of Primavera Holdings Limited and Mr. Hu's principal occupation is as a partner of Primavera Capital Group fund entities.  His business address is:

28th Floor, 28 Hennessy Road, Wanchai, Hong Kong